FOR IMMEDIATE RELEASE

         NEWS RELEASE

CANALASKA ACQUIRES MANITOBA URANIUM PROPERTY

Vancouver, Canada, December 22nd, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) is pleased to announce that it has acquired a mineral lease (“Property”) from Santoy Resources Ltd. located in Northwest Manitoba.

Northwest Territories
Nunavut
Saskatchewan
Manitoba
302B
299B
301B
300B
MEL 209B
0 10 20
Kilometres
MEL 209B
Kasmere Project
NE Wollaston Project
Other CanAlaska Projects
ATHABASCA BASIN
NWT
NU
LOCATION
ATHABASCA BASIN
AB
SK
MB

Kasmere Project

Northeast Athabasca Basin Area, Manitoba

CanAlaska Uranium Ltd.

The acquired Property will form part of CanAlaska’s existing Kasmere Project and will provide the Company with contiguous property holdings along the entire length of the prospective Wollaston Belt in Manitoba.  Terms of the acquisition include the payment 40,000 Company shares, warrants to purchase 500,000 common shares exercisable at $0.50 per share over a one year period, and a net smelter return of 2%.  The net smelter return is subject to a buyback by the Company of $500,000 for each half-percent interest up to the first 1%, and $3,000,000 on the remaining 1%.

The Company is also pleased to announce that it has optioned its Rainbow Hill gold project in Alaska, USA to District Gold Inc. whereby District Gold may earn a 60% ownership interest in the project by expending Cdn $1.5 million towards exploration over 4 years, making cash payments of Cdn $150,000 over 9 months, and issuing 200,000 shares over a one year period.  District Gold may increase its interest to 75% by completing a positive feasibility study and issuing a further 100,000 shares within 3 years of attaining its 60% interest.

Separately, the Company has received a notice of termination from Mega Uranium Ltd. that it will not maintain its exploration option on the Poplar uranium project going forward.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$45 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the NE Wollaston Project comprising a potential 100,000 metres of drill testing.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

December 22nd, 2008